 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

April 26, 2010

10-7

ANIMAS RESOURCES BEGINS EXPLORATION PROGRAMS AT GOLDEN ARROW AND KINSLEY MOUNTAIN GOLD PROPERTIES, NEVADA.

Animas Resources Ltd. (TSX.V:ANI) is pleased to announce the start of field exploration programs at the Golden Arrow and Kinsley Mountain project areas in Nevada.  The programs are a joint exploration venture with Nevada Sunrise Gold Corporation.  Animas is the project operator.

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Target definition at Golden Arrow to start in May leading to drilling on new areas later in 2010

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Regional sampling, gravity and mapping on Kinsley Mountain commences in May.

Golden Arrow, Nevada

The Golden Arrow property is located in the central Nevada high desert, approximately 60 kilometers (40 miles) east of Tonopah, Nye County, Nevada, on the eastern flank of the Kawich Range and the eastern rim of the Kawich volcanic caldera.  The property consists of both patented and unpatented mining claims covering an area of 2,300 hectares (5,684 acres).  Historic mining in the early 1900’s followed high-grade gold and silver in quartz vein deposits.  More recent exploration work at Golden Arrow has drill-defined two gold-silver deposits, named Gold Coin and Hidden Hill, with hot-springs style gold mineralization disseminated in the volcanic host rock units.  Golden Arrow contains a Measured and Indicated Mineral Resource of 296,500 ounces gold and 4,008,000 ounces silver (NI43-101 MDA, May, 2009).

The 2010 exploration program is designed to build upon the defined mineral resources, making full use of the extensive existing technical database.  The program will include:

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Electrical geophysical surveys extending from areas with known mineralization to areas covered by gravel or post-mineral rock units;

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Detailed electrical geophysical surveys over specific target areas defined by the gravity geophysical information;

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Integration of all existing technical information into a Geographic Information System for model development and drill targeting;

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A definitive program of combined diamond core and reverse-circulation percussion drilling to test at least 6 targets during the third quarter of 2010.

NEVADA
Kinsley Mountain
Reno
Golden Arrow
Las Vegas

Location of the Golden Arrow and Kinsley Mountain project areas of Animas Resources.

Color contour map of the gravity signature of the Golden Arrow district. (Red colors indicate more dense rocks.) The locations of the two drill-defined gold-silver deposits, Hidden Hill (HH) and Gold Coin (GC), are indicated.

Kinsley Mountain, Nevada

The Kinsley Mountain property is located in the Basin and Range of eastern Elko County, Nevada, between the towns of Ely and Wendover.  The property consists of 141 unpatented lode mining claims covering an area of approximately 1,136 hectares (2,807 acres).  Gold mineralization is hosted with a section of Cambrian-age sedimentary rock units including limestone, dolomite and shale.  This mineralization exhibits characteristics similar to other sedimentary-rock hosted “Carlin type” gold deposits in northern Nevada.  Gold was discovered at Kinsley Mountain in the 1980’s, and Alta Gold produced some 135,000 ounces of gold from oxidized material mined from a number of small open pits.  The greater property area has not had systematically exploration.

The 2010 Animas exploration program, building upon the existing technical data, will include:

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A property-wide gravity geophysical survey;

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A property-wide multi-element soil geochemical survey;

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Integration of geophysical data from other sources;

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Preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas;

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Compilation and integration of all technical information within a Geographic Information System for interpretation and exploration targeting;

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Drill testing will be realized in 2011.

The Golden Arrow and Kinsley Mountain exploration programs will be conducted under the technical leadership of Dr. Odin Christensen.

Christensen observed:  “The Golden Arrow and Kinsley Mountain areas are outstanding gold exploration targets.  Golden Arrow has volcanic-rock hosted precious metal mineralization both in high-grade veins and in disseminated epithermal deposits, with a compelling exploration model, and a robust defined mineral resource upon which to build.   Kinsley Mountain has sedimentary-rock hosted “Carlin-type” gold mineralization within an emerging gold province in eastern Nevada.”

Gregory E. McKelvey, President of Animas Resources Ltd. commented:  “Animas is excited to have Dr. Odin Christensen provide the leadership on these two exciting properties. The opportunity is to apply the knowledge and newer technologies to an area with historic production and considerable size potential: size matters.”

About Nevada Sunrise Gold Corporation

Nevada Sunrise is a junior exploration company with a focus in the State of Nevada.  The company currently holds four gold and silver properties in Nevada and is listed on the TSX-V under the symbol NEV.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.  Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected